Filed by CBS Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CBS Corporation

Commission File No.: 001-09553

Date: July 10, 2017

On July 10, 2017, David J. Field, President & Chief Executive Officer of Entercom Communications Corp. (“Entercom”), sent the below email to all Entercom employees:

Subject: Update on Entercom/CBS Radio Merger

I am writing to provide you with an update on planning for our approaching merger with CBS Radio. First, I want to express my appreciation to everyone for their patience as we work through this process. We all want to see the deal close as quickly as possible, but these large mergers just take time. I am pleased to report that we are right on schedule and hard at work, making great progress in every area required to complete our merger successfully. Until we close the merger, keep in mind that it remains business as usual and Entercom and CBS remain separate companies.

Today, I have an important update for you on the future leadership team of our new company. There is nothing more important to our future success than the quality of our people. We have spent a great deal of time working to build a “best in class” team composed of highly talented, high performance stars from CBS and Entercom, plus a number of newcomers from outside of the industry who bring new perspectives and capabilities.

As you can well imagine, the process can be hard as oftentimes it requires making very difficult decisions. I can assure you that in every case, we are doing our best to make what we believe are the right decisions for the future of the organization. All of that said, we are incredibly excited about the leadership team that we are building to lead this extraordinary new company forward.

Today, I am delighted to announce many of the leaders on our future senior corporate leadership team once the transaction closes. The list is a work in progress and in the weeks ahead, as planning continues, we will announce additional members of the leadership team, as well as information on a wide range of other important topics as we continue to prepare for this game-changing event.

Here is the current list in alphabetical order:

JD Crowley, Executive Vice President of Digital

Mike Dee, President of Sports

Michael Doyle, Regional President and President of Sales Operations

Ruth Gaviria, Chief Marketing Officer

Weezie Kramer, Chief Operating Officer

Chris Oliviero, Executive Vice President of Programming

Pat Paxton, President of Programming

Bob Philips, Chief Revenue Officer

Rich Schmaeling, Chief Financial Officer

Andrew Sutor, Senior Vice President and General Counsel

In making this announcement, I also want to add a special word of recognition to Scott Herman, who has done a terrific job over so many years in various leadership roles at CBS, culminating in his current position as Chief Operating Officer. While we are disappointed that Scott will be moving on to pursue other personal and professional endeavors, we greatly respect his outstanding leadership contributions to the organization. We wish him nothing but the best in the future.

In addition, I want to share some further information on our programming leadership. Pat Paxton and Chris Oliviero, who have done outstanding jobs leading their respective programming teams, will both have key senior leadership roles in the new Company. Pat will serve as our President of Programming and Chris will serve as our EVP of Programming after the transaction closes. Both will report to me and serve on the Company’s senior management committee. While Pat will oversee the music brands and Chris will oversee the news/talk/sports brands, they will be working collaboratively, along with the programming team across the country to ensure that we continue to develop outstanding brands with the best personalities and content for our listeners nationwide. We are committed to making Entercom the clear #1 at delivering outstanding programming, ratings and listener engagement across all of our various platforms.

We are building a company to win and thrive and prosper in the years ahead. Radio is the #1 medium in the US and no company will have a stronger lineup of outstanding local brands, content, personalities, marketing solutions, digital assets, events and other resources. With our combined scale, we will be well positioned to play and compete at a higher level. We can’t wait to get started.

Thanks again for all you are doing to excel in your jobs and help achieve our goals as we prepare for an exciting future. We will continue to keep you updated and informed as we progress forward.

Best,

David